EXHIBIT 1



*  Information and classification for each of the other Reporting
Persons filing this Schedule 13G.


   New California Life Holdings, Inc., 801 South Grand Avenue,
   Suite 2200, Los Angeles, California  90017.
   A Delaware corporation, filing as a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

   MAAF Vie, S.A., Chaban de Chauray, 79036 Niort, France.
   A French corporation, filing as a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

   MAAF Assurances, S.A., Chaban de Chauray, 79036 Niort, France.
   A French corporation, filing as a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).



   **On September 3, 1993, Aurora National Life Assurance Company ("Aurora") acquired substantially all of the assets of Executive Life Insurance Company ("ELIC"), assumed and reinsured substantially all of ELIC's restructured insurance contracts and assumed certain of ELIC's operational liabilities. Aurora was designated by its parent, New California Life Holdings, Inc. ("New California"), to be the entity to implement the foregoing transactions in accordance with the terms of the Agreement of Purchase and Sale in connection with the Rehabilitation of Executive Life Insurance Company dated as of August 7, 1991, as amended ("Rehabilitation Agreement"). Prior to the closing of the transaction Premier Life Insurance Company, another subsidiary of New California, had formerly been designated by New California to undertake certain actions under the Rehabilitation Agreement.

   In connection with the closing of the Rehabilitation Agreement on September 3, 1993, Aurora acquired sole beneficial ownership of the securities reported hereon.